

AD 3/16

KH 3/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



11019964

SEC FILE NUMBER
8- 25203

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1 N MAIN

                             (No. and Street)

MINOT   ND   58703
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN CARLSON   701-857-0267
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRADY MARTZ AND ASSOCIATES, P.C.

                   (Name – *if individual, state last, first, middle name*)

24 WEST CENTRAL   MINOT   ND   58703
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____ JOHN CARLSON _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
CAPITAL FINANCIAL SERVICES, INC. _____ , as
of DECEMBER 31, 2010 _____ , 20 10 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE

_____
_____

_____
Signature

CEO & President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF
CAPITAL FINANCIAL HOLDINGS, INC.)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2010 AND 2009

WITH

INDEPENDENT AUDITOR'S REPORT

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Directors
Capital Financial Services, Inc.
Minot, North Dakota

We have audited the accompanying balance sheets of Capital Financial Services, Inc. (a wholly-owned subsidiary of Capital Financial Holdings, Inc.) as of December 31, 2010 and 2009 and the related statements of operations, stockholders' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Financial Services, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 28, 2011

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central   P.O. Box 848
Minot, ND 58702-0848   (701) 852-0196 · Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND   Bismarck, ND   Thief River Falls, MN

1

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
BALANCE SHEETS
DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
CURRENT ASSETS		
Cash and cash equivalents	$ 881,338	$ 783,565
Accounts and commissions receivable (net of allowance for doubtful accounts of $24,000 for 2010 and 2009)	1,430,941	1,238,902
Prepaid assets	7,414	7,084
Total current assets	$ 2,319,693	$ 2,029,551
PROPERTY AND EQUIPMENT	$ 147,897	$ 137,525
Less accumulated depreciation	86,694	59,558
Net property and equipment	$ 61,203	$ 77,967
OTHER ASSETS		
Severance Escrow	$ 210,805	$ -
Other Investments	45,000	45,000
Clearing deposits	175,279	175,279
Total other assets	$ 431,084	$ 220,279
TOTAL ASSETS	$ 2,811,980	$ 2,327,797

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
CURRENT LIABILITIES		
Commissions payable	$ 1,298,078	$ 1,115,134
Accounts payable & accrued expenses	388,732	231,452
Total current liabilities	$ 1,686,810	$ 1,346,586
TOTAL LIABILITIES	$ 1,686,810	$ 1,346,586
STOCKHOLDER'S EQUITY		
Common stock - no par value; 2,800 shares authorized, 500 shares issued and outstanding	$ 5,000	$ 5,000
Additional paid-in capital	178,392	73,392
Retained earnings	941,778	902,819
TOTAL STOCKHOLDER'S EQUITY	$ 1,125,170	$ 981,211
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,811,980	$ 2,327,797

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF OPERATIONS
FOR YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
INCOME		
Commission and underwriting income	$ 17,932,392	$ 16,339,940
Advisory fee income	975,010	1,062,492
Other income	300,208	472,648
Total income	$ 19,207,610	$ 17,875,080
EXPENSES		
Commission expense	$ 16,567,114	$ 15,250,340
Professional fees	294,567	219,651
Advertising and promotion	8,970	5,526
Printing and postage	40,460	34,132
Dues, fees, and registrations	79,321	59,479
Compensation and benefits	1,073,271	1,437,364
Rent	69,520	84,898
Travel	53,644	59,392
Phone	44,125	47,365
Office and computer supplies	37,322	30,232
Depreciation	27,136	24,983
Other expenses	145,922	53,837
Settlements	200,000	-
Total expenses	$ 18,641,372	$ 17,307,199
INCOME BEFORE INCOME TAX EXPENSE	$ 566,238	$ 567,881
INCOME TAX EXPENSE	(222,000)	(222,600)
NET INCOME	$ 344,238	$ 345,281

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2009	$ 5,000	$ 73,392	$ 2,389,160	$ 2,467,552
Net income	-	-	345,281	345,281
Dividends	-	-	(1,831,622)	(1,831,622)
Balance, December 31, 2009	$ 5,000	$ 73,392	$ 902,819	$ 981,211
Net income	$ -	$ -	$ 344,238	$ 344,238
Capital Contribution	-	105,000	-	105,000
Dividends	-	-	(305,279)	(305,279)
Balance, December 31, 2010	$ 5,000	$ 178,392	$ 941,778	$ 1,125,170

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 344,238	$ 345,281
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation	27,136	24,983
Loss on investment	-	31,876
Effects on operating cash flows due to changes in:		
Prepaid assets	(330)	(3,028)
Accounts and commissions receivable	(192,038)	101,626
Commissions payable	182,944	(98,056)
Other liabilities	157,280	(1,017)
Net cash provided by operating activities	$ 519,230	$ 401,665
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	$ (10,373)	$ (10,626)
Purchase of investment	-	(76,876)
Net cash used by investing activities	$ (10,373)	$ (87,502)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution	$ 105,000	$ -
Dividends	(305,279)	(1,831,622)
Net cash used by financing activities	$ (200,279)	$ (1,831,622)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 308,578	$ (1,517,459)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	783,565	2,301,024
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,092,143	$ 783,565
RECONCILIATION OF CASH AND CASH EQUIVALENTS		
Cash	$ 881,338	$ 783,565
Severance Escrow	210,805	-
Net cash	$ 1,092,143	$ 783,565
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$ 222,000	$ 222,600

SEE NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The nature of operations and significant accounting policies of Capital Financial Services, Inc. are presented to assist in understanding the Company's financial statements.

Nature of operations - Capital Financial Services, Inc. ("CFS") is a wholly-owned subsidiary of Capital Financial Holdings, Inc. (the "Parent"), formerly known as Integrity Mutual Funds, Inc. Integrity Funds Distributor, Inc. was also a wholly-owned subsidiary of the Parent; however Integrity Funds Distributor, Inc. was sold on July 30, 2009. CFS is registered with the SEC as an investment advisor and broker-dealer and also with FINRA as a broker-dealer. The Company's primary operations are as a broker dealer on an agency basis for brokerage of customer securities transactions, private placement of securities, sales of variable annuities, distribution of shares of various unaffiliated mutual funds and investment banking activities. The Company also earns investment advisory fees as a registered investment advisor.

Cash and cash equivalents – Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

Clearing Deposits – The Company has "Deposit Accounts" with each of its Clearing Firms, as set forth in each of the Clearing Agreements. Upon termination or expiration of these agreements, the Clearing Firms would deliver the balance of these accounts to the Company.

Accounts and commissions receivable – Management evaluates the need for an allowance for doubtful accounts by using historical experience. Accounts receivable are written off when management deems them uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The Company does not charge interest on its receivables.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

12b-1 Revenue - 12b-1 revenue is recognized in the period earned.

Advisory Fee Revenue - Advisory fee revenue is recognized in the period the services are provided.

Property and equipment - Property and equipment consists of various computers and office equipment. These assets are depreciated over their estimated useful lives (5 to 7 years) using straight-line depreciation methods. Total depreciation expense for 2010 and 2009 was $27,136 and $24,983, respectively.

Income taxes - The Company is included in the consolidated income tax returns filed by the Parent. Income taxes are calculated at 39.2% of the Company's pre-tax book income. The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions, and other evidence. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The consolidated federal income tax returns of the Parent Company are subject to examination by the IRS, generally for three years after they were filed.

Severance Escrow – The Company has put into place a contingent Severance Benefit Package for its employees. The package has an expiration date of August 1, 2011. The funds for this package have been placed into an account specifically designated for these funds.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Impact of Newly Issued and Proposed Accounting Standards – The Financial Accounting Standards Board ("FASB") has issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not believe the adoption of ASU No. 2010-06 will have a significant effect on the Company's financial statements and note disclosures.

Reclassification — Certain amounts from 2009 have been reclassified to conform to the 2010 presentation. These reclassifications had no effect on the Company's net income.

NOTE 2 - RULE 15c3-3

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

NOTE 3 - INCOME TAXES

The Company is included in the consolidated income tax return of its Parent. The tax provisions consisted of the following:

		2010		2009
Federal	$	192,600	$	193,100
State		29,400		29,500
Total	$	222,000	$	222,600

A reconciliation of the differences between the expected income tax expense as computed at the U.S. Statutory income tax rate and the Company's income tax expense is shown in the following table:

		2010		2009
Expected income tax expense at the U.S. Statutory rate	$	192,600	$	193,100
The affect of:				
Increase due to state taxes, net of U.S. Federal income tax effects		29,400		29,500
Income tax expense	$	222,000	$	222,600

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $518,183, which was $405,730 in excess of its minimum required net capital of $112,454. The Company's net capital ratio was to 3.26 to 1.

NOTE 5 - ADVERTISING COSTS

Advertising costs are expensed as incurred. Total advertising expenses were $8,970 and $5,526 for the years ended December 31, 2010 and 2009, respectively.

NOTE 6 - SIGNIFICANT ESTIMATES

The Company's receivables as of December 31, 2010 and 2009 included 12b-1 receivables of $1,020,296 and $880,764, respectively. The Company's receivables as of December 31, 2010 and 2009 also included investment advisory receivables of $158,391 and $149,778, respectively. These receivable balances have been estimated by management based on past experience and consideration of the Company's current sales/volume activity and current levels of assets under management. Because of the inherent uncertainties in estimating the 12b-1 revenues and investment advisory revenues due to the Company, it is at least reasonably possible that the estimate used could change in the near term.

NOTE 7 – RISKS AND UNCERTAINTIES

The Company has a concentration of credit risk for cash deposits at various financial institutions. These deposits may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts.

NOTE 8 – RELATED PARTY TRANSACTIONS

The transactions between Capital Financial Services, Inc., Capital Financial Holdings, Inc., and Integrity Funds Distributor, Inc. are summarized below:

	2010	2009
Commission and other fees received from Integrity Funds Distributor, Inc.	$ -	$ 35,903
Commission and other fees paid to Integrity Funds Distributor, Inc.	$ 2,443	$ 2,540
Compensation and benefits received from Integrity Funds Distributor, Inc.	$ -	$ 2,870
Compensation and benefits paid to Capital Financial Holdings, Inc.	$ 72,961	$ 205,438
Corporate overhead paid to Capital Financial Holdings, Inc.	$ -	$ 92,076
*Rent paid to Capital Financial Holdings, Inc.	$ 48,000	$ 60,238
Other expenses paid to Capital Financial Holdings, Inc.	$ -	$ 12,670

* CFS has a lease agreement with Capital Financial Holdings, Inc. to pay a monthly rent payment of $4,000. This amount represents CFS's use of office space and utilities.

NOTE 9 – FAIR MARKET VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

• Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
• Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The application of valuation techniques applied to similar assets and liabilities has been consistently applied. The following is a description of the valuation methodologies used for instruments measured at fair value:

On February 12, 2009, the company entered into a settlement agreement with a client, which resulted in the company purchasing the client's investment in the Omega 2007 Drilling Program 1, LP. This limited partnership carries a "presentment" feature which will allow the company to sell the investment to the General Managing Partner of the limited partnership; and this feature will become available three years from the date of the first income distribution, which was December of 2007. The cost of this investment was $76,876 and the fair market value is estimated to be $45,000; however this amount could fluctuate with the prices of oil and natural gas. The company will continue to carry the investment on its books at the $45,000 value until the "presentment" feature can be utilized.

	Carrying Value at December 31, 2010				Year ended December 31, 2010
	Total	Level 1	Level 2	Level 3 Other Investment	Total Losses
Other Investment	$ 45,000	$ -	$ -	$ 45,000	$ -

	Carrying Value at December 31, 2009				Year ended December 31, 2009
	Total	Level 1	Level 2	Level 3 Other Investment	Total Losses
Beginning Balance	$ -	$ -	$ -	$ -	$ -
Purchases: Other Investment	76,876	-	-	76,876	
Loss impairment included in net earnings	(31,876)	-	-	(31,876)	
Other Investment	$ 45,000	$ -	$ -	$ 45,000	$ 31,876

Reconciliation of Level 3 Balances:

Balance 1-1-09	$	-
Purchase of other investment		76,876
Impairment loss on other investment		(31,876)
Balance 12-31-09	$	45,000
Impairment loss on other investment		-
Balance 12-31-10	$	45,000

NOTE 10 – OPERATING LEASES

The Company had various leases for office equipment that were to expire over the next several years through 2012. The total rent expense for these leases was $19,570 and $42,700 for December 31, 2010 and 2009 respectively. For additional information regarding lease agreements of the Company see Note 8 – Related Party Transactions.

In October of 2010 the Company signed new lease agreements for office equipment, which were meant to replace the existing lease agreements. These new lease agreements are set to expire in April of 2014.

The following is a schedule by years of future minimum rental payments on operating leases as of December 31, 2010.

Years ending December 31,		
2011	$	14,386
2012		14,386
2013		14,386
2014		7,193
Total minimum future rental payments	$	50,351

NOTE 11 – LITIGATION

The Company operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration and regulatory investigations, including a number of investigatory matters and legal proceedings arising out of customer allegations related to past commissioned sales of alternative investment products. In 2007 through the first quarter of 2009 a substantial amount (approximately 10% to 20%) of the Company's sales of commissioned products were in private placements of alternative products, two of which as of December 31, 2009 (Medical Capital Corporation and related issuer entities and Provident Royalties, LLC and related issuer entities) were placed in receivership by action of the United States Securities and Exchange Commission and issuers of certain other alternative products sold by the Company are in Chapter 11 Bankruptcy or may have financial difficulties. Additionally, difficult economic conditions in general and the stock market decline have contributed to decline in broker-dealer subsidiary client portfolio values. As a result of such alleged failings of alternative products and the uncertainty of client recovery from the various product issuers, the Company is subject to regulatory scrutiny and a number of recently instituted legal or arbitration proceedings, including two recently instituted proceedings seeking certification as class actions which name the Company as one of a number of defendants and allege various securities or conduct violations, one with respect to private placements of Medical Capital Corporation and related issuer entities for which the

broker-dealer subsidiary placed approximately $100 million of debt securities and the other with regard to private placements of Provident Royalties, LLC and related issuer entities for which the broker-dealer subsidiary placed approximately $60 million of debt securities. The Company intends to vigorously contest the allegations of the various proceedings and believes that there are multiple meritorious legal and fact based defenses in these matters. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reasonably estimated. The current proceedings are subject to uncertainties and as such, the Company is unable to estimate the possible loss or a range of loss that may result from each individual matter. There is a contemplated settlement regarding both Medical Capital Corporation and Provident Royalties, LLC, by which the Company would contribute monies to a settlement fund. The contemplated settlement, in the amount of $200,000, was recorded in the books of the company as a liability, though the settlement is subject to approval by a number of entities.

NOTE 12 – **SUBSEQUENT EVENTS**

There have not been any significant events that have occurred subsequent to the Company's year end. Subsequent events have been evaluated through the date these financial statements were subject to be issued.

Supplementary Information

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
NET CAPITAL		
Total stockholders' equity	$ 1,125,170	$ 981,211
Less non-allowable assets:		
Prepaid assets	(7,414)	(7,085)
Property and equipment	(61,203)	(77,966)
Other deductions	(8,532)	(38,655)
Other assets	(255,805)	(45,000)
Clearing deposits	-	(100,000)
Accounts and commissions receivable	(274,033)	(233,152)
Net capital	$ 518,183	$ 479,353
AGGREGATE INDEBTEDNESS		
Commissions and fees payable	$ 1,298,078	$ 1,115,134
Accrued expenses	388,732	231,452
Total aggregate indebtedness	$ 1,686,810	$ 1,346,586
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirements$_1$	$ 112,454	$ 89,772
Excess net capital at 1500%$_2$	$ 405,730	$ 389,581
Excess net capital at 1000%$_2$	$ 349,502	$ 344,694
Ratio: Aggregate indebtedness to net capital	3.26 to 1	2.81 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 518,183	$ 479,353
Net audit adjustments to allowable assets	-	-
Net capital per above	$ 518,183	$ 479,353

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $50,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

		2010	2009
1500%		$ 112,454	$ 89,772
1000%		$ 168,681	$ 134,658

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2010 AND 2009

The Company claims exemption from Rule 15c3-3 under Section 15c3-3(k)(2)(ii), which states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, a schedule showing the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, are not required.



CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Stockholders and Directors
Capital Financial Services, Inc.
Minot, North Dakota

In planning and performing our audits of the financial statements and supplemental schedules of Capital Financial Services, Inc. (the Company), as of and for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinions on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND   Bismarck, ND   Thief River Falls, MN

RSM McGladrey Network
An independently Owned Member

15

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, State Securities Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by, anyone other than these specified parties.

Brady, Martz

BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 28, 2011



**CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS**

Independent Accountants' Report on Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

To the Stockholder and Directors
Capital Financial Services, Inc.
1 North Main
Minot, ND 58703

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Capital Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Capital Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Financial, Inc.'s management is responsible for Capital Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records including general ledger postings and amounts clearing the bank accounts noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Noted there was no overpayment applied to the current assessment on the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brady, Martz

Brady, Martz & Associates, P.C.
February 23, 2011

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848   (701) 852-0196 • Fax (701) 839-5452
www.bradymartz.com

An Independently Owned Member
McGLADREY ALLIANCE | ■ McGladrey

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 025203   FINRA   DEC
> CAPITAL FINANCIAL SERVICES INC   18*18
> 1 MAIN ST N
> MINOT ND 58703-3109

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Valarie Hoskin   701-857-0269

2. A. General Assessment (item 2e from page 2) $ 9,025

  B. Less payment made with SIPC-6 filed (exclude interest)   (4,165.00)

  Chk#5687 $2,549 + Chk#5783 $1,616
  Date Paid

  C. Less prior overpayment applied   (0)

  D. Assessment balance due or (overpayment)   4,860

  E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   0

  F. Total assessment balance and interest due (or overpayment carried forward) $ 4,860

  G. PAID WITH THIS FORM:
  Check enclosed, payable to SIPC
  Total (must be same as F above) $ 4,860

  H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

  N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

John R Carli
(Authorized Signature)

President & CCO
(Title)

Dated the 24th day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:

Postmarked _____   Received _____   Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1 - 1__ , 20 _10_
and ending __12-31__ , 20 _10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)
$ _19,207,610_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.
_15,468,264_

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Limited Partnerships _129,230_

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii)

Total deductions _15,597,494_

2d. SIPC Net Operating Revenues $ _3,610,116_

2e. General Assessment @ .0025 $ _9,025_

(to page 1, line 2.A.)

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